CUSIP No. 91818X108	13D	Page 1 of 7

UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)
LUO Jie Room No. 03, 4/F, Village Court A Building, Village Terrace No. 19-25, Happy Valley, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing three hundred Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LUO Jie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	citizenship or place of organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 1,077,048,636[1]

	8	shared voting power

	9	sole dispositive power 1,077,048,636

	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
1,077,048,636
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
1.9%[2]
14	type of reporting person (See INstructions)*
IN

*SEE INSTRUCTION BEFORE FILLING OUT

1 Represents 1,077,048,636 Class A Ordinary Shares which is the sum of (i) 1,029,230,136 Class A Ordinary Shares converted from 14,564,520 Senior Convertible Preferred Shares issued to the Reporting Person reflecting the Anti-dilution Adjustment (as described in Item 5, same as below), and (ii) 47,818,500 Class A Ordinary Shares represented by 159,395 American Depositary Shares (“ADSs”) of the Issuer held of record by the Reporting Person.

2 The calculation assumes that there is a total of 56,340,762,528 Class A Ordinary Shares outstanding, which is the sum of (i) 1,379,873,273 Class A Ordinary Shares (excluding 21,654,502 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) outstanding immediately before the Conversion (as described in Item 5, same as below), and (ii) 54,960,889,255 Class A Ordinary Shares converted from 2,810,961,908 Senior Convertible Preferred Shares as a result of the Conversion occurred on March 27, 2024 after reflecting the Anti-dilution Adjustment.

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People’s Republic of China.

Responses to each item of this Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background

This statement is filed by LUO Jie (the “Reporting Person”), who is a businessman. The address of the Reporting Person is Room No. 03, 4/F, Village Court A Building, Village Terrace No. 19-25, Happy Valley, Hong Kong. The Reporting Person is a citizen of the People’s Republic of China.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person currently holds 1,029,230,136 Class A Ordinary Shares converted from 14,564,520 Senior Convertible Preferred Shares acquired by the Reporting Person at a price of US$5,000,000 and 159,395 ADSs of the Issuer, and all of these securities were purchased using personal funds of the Reporting Person.

Item 4.	Purpose of Transaction

The second and third paragraphs of Item 5 (a-b) are incorporated by reference into this Item 4.

The Reporting Person’s beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes Class A Ordinary Shares converted from 14,564,520 senior convertible preferred shares, par value US$0.0001 per share (the “Senior Convertible Preferred Shares”), held of record by the Reporting Person. On June 14, 2021, the Issuer entered into a Share Subscription Agreement with Astral Success Limited (“Astral”) and Abundant Grace Investment Limited (“Abundant”), pursuant to which, among others, Abundant is entitled to subscribe for and purchase 72,822,604 Senior Convertible Preferred Shares in aggregate for a total price of US$25,000,000. On July 27, 2022, the Reporting Person and Abundant jointly issued a Notice of Assignment and Intension to Procced with the Second Closing (“Notice”) to the Issuer, which was accepted by the Issuer and pursuant to the Notice, Abundant assigned and the Reporting Person agreed to accept the right to subscribe for 14,564,520 Senior Convertible Preferred Shares with the original conversion price of US$0.3433 for a total price of US$5,000,000 (the “Subscription”) and the Subscription occurred on the same day.

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The Reporting Person’s beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein also includes Class A Ordinary Shares that are represented by ADSs held of record by the Reporting Person and purchased by the Reporting Person in open market.

The Reporting Person acquired the Senior Convertible Preferred Shares (and the current Class A Ordinary Shares converted therefrom) and ADSs for investment purposes. The Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a-b) The information in the cover page of this Schedule 13D is incorporated by reference. The calculation of the beneficial ownership percentage of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act and assumes that there is currently a total of 56,340,762,528 Class A Ordinary Shares outstanding, which is the sum of (i) 1,379,873,273 Class A Ordinary Shares (excluding 21,654,502 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) outstanding immediately before the Conversion (as defined below), and (ii) 54,960,889,255 Class A Ordinary Shares converted from 2,810,961,908 Senior Convertible Preferred Shares as a result of the Conversion occurred on March 27, 2024 after reflecting the Anti-dilution Adjustment (as defined below).

The Reporting Person’s beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 1,029,230,136 Class A Ordinary Shares converted from 14,564,520 Senior Convertible Preferred Shares issued to the Reporting Person at a conversion price of US$0.004858 per share reflecting the Anti-dilution Adjustment, and (ii) 47,818,500 Class A Ordinary Shares represented by 159,395 ADSs held of record by the Reporting Person. On March 26, 2024, the Issuer issued 1,440,922,190 Senior Convertible Preferred Shares to Xin Gao Group Limited (“Xin Gao”) at US$0.004858 (equivalent to US$1.4574 per ADS) pursuant to a Share Subscription Agreement by and between the Issuer and Xin Gao dated March 26, 2024 (the “Xin Gao Transaction”). The Xin Gao Transaction constitutes a Dilutive Issuance under the Third Amended and Restated Certificate of Designation of Senior Convertible Preferred Shares of the Issuer dated March 26, 2024 (the “Certificate of Designation”) because the issuance price of the Senior Convertible Preferred Shares under the Xin Gao Transaction is lower than the conversion price of the Senior Convertible Preferred Shares held by the Reporting Person prior to the closing of the Xin Gao Transaction. Therefore, the conversion price of each Senior Convertible Preferred Share outstanding immediately prior to the closing of the Xin Gao Transaction held by the Reporting Person and any other investors (including all the Senior Convertible Preferred Shares issued to the Reporting Person pursuant to the Notice) was reduced and adjusted to US$0.004858 with effect from March 26, 2024 by operation of and in accordance with the Certificate of Designation (the “Anti-dilution Adjustment”). Upon the Anti-dilution Adjustment occurred on March 26, 2024, the beneficial ownership percentage of the outstanding Class A Ordinary Shares of the Reporting Person was 44.7%. This calculation is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that, upon the Anti-dilution Adjustment (but before the Conversion), the Reporting Person, but only the Reporting Person, had converted his Senior Convertible Preferred Shares and assumes that there was a total of 1,379,873,273 Class A Ordinary Shares outstanding (excluding 21,654,502 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) upon the Anti-dilution Adjustment (but before the Conversion).

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On March 27, 2024, the holders of all of the then issued and outstanding Senior Convertible Preferred Shares (including the Reporting Person) converted all of their Senior Convertible Preferred Shares into Class A Ordinary Shares at a conversion price of US$0.004858 pursuant to the Certificate of Designation (the “Conversion”). After the completion of the Conversion, the beneficial ownership percentage of the outstanding Class A Ordinary Shares of the Reporting Person as calculated pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act was reduced to 1.9%.

(c) The following describes all transactions in the Issuer’s Class A Ordinary Shares, in the form of the Issuer’s ADSs, that were effected by the Reporting Person during the past 60 days by the Reporting Person:

Transaction Date	Nature of Transaction	Price Per ADS	Quantity of ADSs	Where/How Effected
03/08/2024	Purchase	$2.03	2,000	Open Market
03/07/2024	Sale	$2.24	2,772	Open Market
03/04/2024	Purchase	$2.01	9,772	Open Market
03/04/2024	Purchase	$2.11	3,000	Open Market
02/27/2024	Sale	$2.69	2,000	Open Market
02/27/2024	Sale	$2.59	2,000	Open Market
02/27/2024	Sale	$2.49	5,000	Open Market
02/27/2024	Sale	$2.39	2,000	Open Market
02/27/2024	Sale	$2.29	1,952	Open Market
02/22/2024	Purchase	$2.05	3,000	Open Market
02/21/2024	Purchase	$2.16	3,000	Open Market
02/21/2024	Purchase	$2.21	2,000	Open Market
02/20/2024	Purchase	$2.30	3,000	Open Market
02/14/2024	Purchase	$2.39	952	Open Market
02/12/2024	Sale	$2.69	2,000	Open Market
02/12/2024	Sale	$2.69	2,000	Open Market
02/12/2024	Sale	$2.63	1,840	Open Market
02/09/2024	Sale	$2.69	763	Open Market
02/06/2024	Sale	$2.79	304	Open Market
02/05/2024	Purchase	$2.30	3,000	Open Market
02/02/2024	Purchase	$2.30	1,255	Open Market

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(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

Simultaneously with the occurrence of the Subscription, the Reporting Person joined the Registration Rights Agreement by and among the Issuer, Astral and Abundant dated July 12, 2021 as an “Investor” therein. Under the Registration Rights Agreement, the Reporting Person is granted customary shelf and piggyback registration rights.

Item 7.	Material to Be Filed as Exhibits

1.	Registration Rights Agreement (incorporated by reference to Exhibit 4.44 of the annual report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on July 30, 2021)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2024

By:	/s/ LUO Jie
Name:	LUO Jie

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)